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                             June 2, 2022

       Brian McFadden
       Chief Executive Officer
       Cryptyde, Inc.
       200 9th Avenue North, Suite 220
       Safety Harbor, Florida 34695

                                                        Re: Cryptyde, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 9, 2022
                                                            File No. 333-264777

       Dear Mr. McFadden:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 9, 2022

       General

   1. Please update your cover page to provide the information required by Item 501(b)(3) and
                                                        (4) of Regulation S-K.
Please also update the disclosures throughout your filing regarding your ticker symbol on
the Nasdaq, which we note to be TYDEV as opposed to TYDE.
   2. As discussed in the Form 8-K filed by Vinco Ventures, Inc. on May 25, 2022, please revise your disclosure
regarding the the Conditions to the Distribution and the expected effective date of the
Separation to state that this Form S-1 must be declared effective before the distribution
date of your spin-off from Vinco.
   3. We note you have incorporated by reference future filings. Form S-1 does not provide for forward incorporation
by reference of Exchange Act reports filed after the effective date
 Brian McFadden
Cryptyde, Inc.
June 2, 2022
Page 2
         of the registration statement. In addition, general Instruction VII of Form S-1 permits incorporation by reference of information where a company meets the requirements of paragraphs A-F. We note in particular paragraph C, which requires the registrant to have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year. Because you are not eligible to incorporate by reference, please revise your registration statement accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at
(202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any other questions.



FirstName LastNameBrian McFadden                              Sincerely,
Comapany NameCryptyde, Inc.
                                                              Division of
Corporation Finance
June 2, 2022 Page 2                                           Office of
Manufacturing
FirstName LastName